Exhibit 99.1

Autohome Inc. Announces Unaudited Fourth Quarter and Full Year 2015 Financial Results

Fourth Quarter Net Revenues Increased 46.3% Year-over-Year to RMB1.1 Billion

Annual Net Revenues Increased a Significant 62.4% to RMB3.5 Billion

BEIJING, February 17, 2016 – Autohome Inc. (NYSE: ATHM) (“Autohome” or the “Company”), the leading online destination for automobile consumers in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2015.

Fourth Quarter 2015 Financial Highlights1

•	Net Revenues increased 46.3% year-over-year to RMB1,081.5 million ($167.0 million), exceeding the high end of the Company’s original guidance of RMB979 million ($151.1 million).

•	Adjusted Net Income increased 19.8% year-over-year to RMB322.8 million ($49.8 million).

•	Net Cash Provided by Operating Activities was RMB687.3 million ($106.1 million), an increase of 41.1% year-over-year.

Full Year 2015 Financial Highlights1

•	Net Revenues increased 62.4% year-over-year to RMB3,464.0 million ($534.7 million).

•	Adjusted Net Income increased 36.2% year-over-year to RMB1,103.1 million ($170.3 million).

•	Net Cash Provided by Operating Activities increased 42.8% year-over-year to RMB1,461.8 million ($225.7 million).

Fourth Quarter and Full Year 2015 Operating Highlights

•	Continued Strength of Transaction Platform and Media Value: In the fourth quarter of 2015, revenues from the dealer yellow page business, which includes dealer advertising and dealer subscription services, increased 58.7% year-over-year to RMB638.9 million, while revenues from automaker advertising services increased 31.5% year-over-year to RMB442.6 million. Revenues from dealer yellow page business and revenues from automaker advertising services accounted for 59.1% and 40.9% of the total net revenues, respectively, during the quarter.

For the full year 2015, revenues from the dealer yellow page business, which includes dealer advertising services and dealer subscription services, increased 75.5% year-over-year to RMB1,886.3 million, accounting for 54.5% of the total net revenues in 2015, compared with 50.4% in 2014. Revenues from automaker advertising services increased 49.1% year-over-year to RMB1,577.7 million for the full year of 2015, accounting for 45.5% of the total net revenues in 2015.

[1]	The reporting currency of the Company is Renminbi (“RMB”). For the convenience of the reader, certain amounts throughout the release are presented in US dollars (“$”). Unless otherwise noted, all conversions from RMB to US$ are translated at the noon buying rate of US$1.00 to RMB6.4778 on December 31, 2015 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

•	Rapid Expansion of Mobile Traffic: In December 2015, the number of average daily unique visitors who accessed the Company’s mobile websites and mobile applications reached 7.7 million and 6.1 million, respectively. Combined, this represents an increase of 78.8% in the total number of average daily unique visitors on mobile platforms compared with December 2014, and an increase of 15.3% compared with September 2015.

•	Continued Industry Leading Growth in Dealer Subscriptions: During 2015, Autohome provided dealer subscription services to 21,705 dealer subscribers, representing a year-over-year increase of 22.1% from 17,779 dealer subscribers in 2014.

Mr. James Qin, Chief Executive Officer of Autohome, stated, “Our operational and financial performance surpassed our expectations during every quarter of 2015 as we again delivered significant growth, profitability and value to our shareholders. By leveraging our dominant market position, we were able to provide an enhanced user experience to consumers by allowing them to better navigate the automobile ownership cycle. We further solidified our core advertising and lead generation platforms during the year, as well as successfully completed the groundbreaking efforts in enabling our consumers to discover, connect and transact seamlessly all through Autohome. In doing so, the Autohome brand now carries more value than ever among consumers.”

“Looking ahead, we believe we are well-positioned to stay at the forefront of our industry by growing the number of user communities, increasing user engagement, enhancing brand loyalty, and offering innovative services and solutions. We are confident that our strategic focus, proven track record, and powerfully aligned platform of advertising media, lead generation and transaction will further strengthen our competitive advantage and reinforce our leading position in China’s automobile consumer market. ”

Mr. Nicholas Chong, Chief Financial Officer, commented, “We significantly strengthened the foundation of our business in 2015 by delivering more differentiated value to our consumers, suppliers, and partners. As such, we are better positioned to continue the accelerated growth of our audience, advance our transaction platform, capture the large and growing market opportunities of advertising media, leads generation and transaction marketplace, while maximizing shareholder value over the long-term. ”

Detailed Overview of Financial Results for Fourth Quarter and Full Year 2015

Key Financial Results

(In RMB Millions except for per share data)	4Q2014	4Q2015	% Change	FY2014	FY2015	% Change
Net Revenues	739.1	1,081.5	46.3%	2,132.9	3,464.0	62.4%

Operating Profit	301.1	334.5	11.1%	904.2	1,199.8	32.7%

Net Income	249.6	289.0	15.8%	748.7	990.6	32.3%

Adjusted Net Income[2]	269.5	322.8	19.8%	809.9	1,103.1	36.2%

Diluted Earnings Per Share[3]	2.19	2.50	14.2%	6.64	8.57	29.1%

Net Cash Provided by Operating Activities	487.2	687.3	41.1%	1,023.7	1,461.8	42.8%

[2]	Adjusted net income is defined as net income excluding share-based compensation expenses and amortization expenses of intangible assets related to acquisitions. For more information on this and other non-GAAP financial measures, please see the section captioned “Use of Non-GAAP Financial Measures” and the tables captioned “Reconciliations of Non-GAAP and GAAP Results” set forth at the end of this release.
[3]	Each ordinary share equals one ADS.

Unaudited Fourth Quarter 2015 Financial Results

Net Revenues

Net revenues increased 46.3% to RMB1,081.5million ($167.0 million) from RMB739.1 million in the corresponding period of 2014. The increase was primarily due to increases in both the Company’s advertising services revenues and dealer subscription services revenues, as well as increased revenue from the transaction business.

•	Advertising services revenues increased 51.1% to RMB788.2 million ($121.7 million) from RMB521.7 million in the corresponding period of 2014. The increase was mainly due to an increase in revenues from both automaker advertisers and dealer advertisers, of which transaction business contributed a new growth driver as part of the dealer advertising revenues.

-	Revenues from automaker advertisers increased 31.5% to RMB442.6 million ($68.3 million) from RMB336.5 million in the corresponding period of 2014. The increase was primarily attributable to an increase in the average revenue per automaker advertiser as automakers continued to shift marketing budgets to Autohome’s online advertising channels to increase their exposure to the highly-targeted users provided by Autohome.

-	Revenue from dealer advertisers increased 86.6% to RMB345.6 million ($53.4 million) from RMB185.2 million in the corresponding period of 2014. The increase was mainly due to (i) the Company’s new vehicle transaction business, which is primarily composed of direct vehicle sales on the Autohome platform and transactions facilitated between consumers and suppliers; and (ii) an increase in the volume of pure advertising purchased by the Company’s growing base of paying dealer to drive better performance.

-	Revenues from automaker advertisers and dealer advertisers accounted for 56.1% and 43.9%, respectively, of total advertising services revenues for the fourth quarter of 2015.

•	Dealer subscription services revenues increased 34.9% to RMB293.3 million ($45.3 million) from RMB217.4 million in the corresponding period of 2014. The increase in dealer subscription services revenues was mainly driven by (i) a year-over-year increase of 15.9% in average revenues per paying subscriber as dealers continued to allocate a greater portion of their budgets to subscribe to the Company’s services and an increase in the rates for dealer subscription services and (ii) a 16.4% year-over-year increase in the number of paying dealers, as a result of Autohome’s expansion into new geographic markets, especially within China’s growing Tier 3 and 4 cities, as well as deeper penetration into existing markets. The Company sold dealer subscription services to 19,875 dealers in the fourth quarter of 2015, compared with 17,080 dealers in the corresponding period of 2014.

Cost of Revenues

Cost of revenues increased 118.8% to RMB268.9 million ($41.5 million) from RMB122.9 million in the corresponding period of 2014, primarily due to increases in transaction-related costs, value-added taxes and surcharges, and salaries and benefits, which are in line with the Company’s transaction business strategy of precisely matching automobile consumers with suppliers. In addition, the cost of revenues included share-based compensation expenses of RMB2.0 million ($0.3 million) and RMB2.3 million for the fourth quarter of 2015 and the corresponding period of 2014, respectively.

Operating Expenses

Operating expenses increased 51.7% to RMB478.0 million ($73.8 million) from RMB315.1 million in the corresponding period of 2014. This increase was mainly due to increases in sales and marketing expenses, product development expenses and general and administrative expenses as the Company reinvests in future growth opportunities. As a percentage of net revenues, operating expenses for the fourth quarter of 2015 increased slightly to 44.2% from 42.6% in the corresponding period of 2014.

•	Sales and marketing expenses increased 49.6% to RMB329.5 million ($50.9 million) from RMB220.3 million in the corresponding period of 2014. This increase was primarily due to (i) an increase in marketing expenses in connection with the promotion of the Company’s brands through mobile platforms, a Singles’ Day event and various offline campaigns, and (ii) an increase in salaries and benefits as a result of the growth in sales and marketing headcount, which is in line with the Company’s rapid growth. The sales and marketing expenses for the fourth quarter of 2015 included share-based compensation expense of RMB11.6 million ($1.8 million), compared with RMB6.4 million in the corresponding period of 2014.

•	General and administrative expenses increased 56.6% to RMB67.2 million ($10.4 million) from RMB42.9 million in the corresponding period of 2014. This increase was primarily attributable to an increase in salaries, benefits and professional service fees. General and administrative expenses for the fourth quarter of 2015 included share-based compensation expenses of RMB11.8 million ($1.8 million), compared with RMB5.1 million in the corresponding period of 2014.

•	Product development expenses increased 56.7% to RMB81.3 million ($12.5 million) from RMB51.9 million in the corresponding period of 2014. This increase was primarily attributable to an increase in salaries and benefits as a result of the growth in product development headcount, which is in line with the Company’s rapid growth. Product development expenses for the fourth quarter of 2015 included share-based compensation expenses of RMB7.3 million ($1.1 million), compared with RMB5.0 million in the corresponding period of 2014.

Operating Profit

Operating profit increased 11.1% to RMB334.5 million ($51.6 million) from RMB301.1 million in the corresponding period of 2014.

Net Income and EPS

Net income increased 15.8% to RMB289.0 million ($44.6 million) from RMB249.6 million in the corresponding period of 2014. Basic and diluted earnings per share and per ADS (“EPS”) were RMB2.56 ($0.40) and RMB2.50 ($0.39), respectively, compared with basic and diluted EPS in the corresponding period of 2014 of RMB2.29 and RMB2.19, respectively.

Adjusted Net Income and Non-GAAP EPS

Adjusted net income, defined as net income excluding share-based compensation expenses and amortization expenses of intangible assets related to acquisitions, increased 19.8% to RMB322.8 million ($49.8 million) from RMB269.5 million in the corresponding period of 2014. Non-GAAP basic and diluted EPS were RMB2.86 ($0.44) and RMB2.79 ($0.43), respectively, compared with non-GAAP basic and diluted EPS in the corresponding period of 2014 of RMB2.47 and RMB2.37, respectively.

Unaudited Full Year 2015 Financial Results

Net Revenues

Net revenues increased 62.4% to RMB3,464.0 million ($534.8 million) from RMB2,132.9 million in 2014. The increase was primarily due to increases in both the Company’s advertising services revenues and dealer subscription services revenues.

•	Advertising services revenues increased 60.1% to RMB2,400.0 million ($370.5 million) from RMB1,499.5 million in 2014. The increase was mainly due to an increase in revenues from both automaker advertisers and dealer advertisers of which transaction business contributed a new growth driver as part of the dealer advertising revenues.

-	Revenues from automaker advertisers increased 49.1% to RMB1,577.7 million ($243.5 million) from RMB1,058.2 million in 2014. The increase was primarily attributable to an increase in average revenue per automaker advertiser, as automakers continued to allocate more of their advertising budgets to Autohome’s online advertising channels.

-	Revenue from dealer advertisers increased 86.3% to RMB822.4 million ($127.0 million) from RMB441.3 million in 2014. The increase was mainly due to (i) the Company’s successful new vehicle transaction business, which is primarily composed of direct vehicle sales on the Autohome platform and transactions facilitated between consumers and suppliers; and (ii) the increase in the volume of pure advertising purchased by the Company’s growing base of paying dealers to drive better performance.

-	Revenues from automaker advertisers and dealer advertisers accounted for 65.7% and 34.3%, respectively, of total advertising services revenues in 2015.

•	Dealer subscription services revenues increased 68.0% to RMB1,064.0 million ($164.2 million) from RMB633.4 million in 2014. The increase in dealer subscription services revenues was mainly driven by (i) a 22.1% year-over-year increase in the number of paying dealers, which in turn was a result of Autohome’s expansion into new geographic markets, especially within China’s growing Tier 3 and 4 cities, as well as deeper penetration into existing markets; and (ii) an increase in average revenues per paying subscriber and rates for dealer subscription services as dealers continue to allocate a greater portion of their budgets to the Company’s subscription services. The Company sold dealer subscription services to 21,705 dealers in 2015, compared with 17,779 dealers in 2014.

Cost of Revenues

Cost of revenues increased 75.4% to RMB669.1 million ($103.3 million) from RMB381.5 million in 2014, primarily due to increases in transaction-related costs, value-added taxes and surcharges. The cost of revenues included share-based compensation expense of RMB6.9 million ($1.1 million) and RMB8.0 million in 2015 and 2014, respectively.

Operating Expenses

Operating expenses increased 88.3% to RMB1,595.0 million ($246.2 million) from RMB847.2 million in 2014. This was due to increases in sales and marketing expenses, product development expenses and general and administrative expenses. As a percentage of net revenues, operating expenses in 2015 increased to 46.0% from 39.7% in the corresponding period of 2014.

•	Sales and marketing expenses increased 101.7% to RMB1,127.5 million ($174.1 million) from RMB559.1 million in 2014. This increase was primarily due to (i) an increase in marketing expenses in connection with the promotion of the Company’s brands through search engines, mobile platforms and navigation sites, a 10-year anniversary campaign, and offline promotional activities such as a nationwide group-buy campaign and (ii) an increase in salaries and benefits due to an increase in sales and marketing headcount, which is in line with the Company’s rapid growth. The Sales and marketing expenses in 2015 included share-based compensation expenses of RMB36.6 million ($5.6 million), compared with RMB14.6 million in 2014.

•	General and administrative expenses increased 49.3% to RMB193.7 million ($29.9 million) from RMB129.8 million in the corresponding period of 2014. This increase was primarily attributable to an increase in salaries and benefits as a result of the growth in general and administrative headcount, which is in line with the Company’s rapid growth. General and administrative expenses in 2015 included share-based compensation expenses of RMB40.1 million ($6.2 million), compared with RMB20.6 million in 2014.

•	Product development expenses increased 72.9% to RMB273.9 million ($42.3 million) from RMB158.4 million in 2014. The increase was primarily attributable to an increase in salaries and benefits due to the controlled increase in product development headcount. Product development expenses in 2015 included share-based compensation expenses of RMB24.3 million ($3.7 million), compared with RMB13.4 million in 2014.

Operating Profit

Operating profit increased 32.7% to RMB1,199.8 million ($185.2 million) from RMB904.2 million in 2014.

Net Income and EPS

Net income increased 32.3% to RMB990.6 million ($152.9 million) from RMB748.7 million in 2014. Basic and diluted earnings per share and per ADS in 2015 were RMB8.83 ($1.36) and RMB8.57 ($1.32), respectively, compared with basic and diluted EPS in the corresponding period of 2014 of RMB7.01 and RMB6.64, respectively.

Adjusted Net Income and Non-GAAP EPS

Adjusted net income, defined as net income excluding share-based compensation expenses and amortization expenses of intangible assets related to acquisitions, increased 36.2% to RMB1,103.1 million ($170.3 million) from RMB809.9 million in 2014. Non-GAAP basic and diluted EPS in 2015 were RMB9.83 ($1.52) and RMB9.54 ($1.47), respectively, compared with Non-GAAP basic and diluted EPS in 2014 of RMB7.59 and RMB7.18, respectively.

Balance Sheet and Cash Flow

As of December 31, 2015, the Company had cash and cash equivalents, restricted cash and term deposits of RMB4,169.1 million ($643.6 million). Net cash provided by operating activities in 2015 was RMB1,461.8 million ($225.7 million), compared with RMB1,023.7 million in the corresponding period of 2014.

Employees

The Company had 3,292 employees as of December 31, 2015.

Recent Developments

•	Successful “Singles’ Day” Event and New Record Highs in Online Transactions: In November 2015, the Company executed its third highly successful annual “Singles’ Day” online sales promotion event. Automobile transactions on Autohome’s websites exceeded 35,000, representing an aggregate value of more than RMB5.2 billion during the event, a 40% increase year-over-year. These strong results build upon the Company’s solid performance in 2014 and contributed to Autohome’s unique value in the auto industry’s online ecosystem.

•	Diverse Automobile Financing Options Available on Autohome Platform: Autohome successfully launched a financing platform in December 2015 in an effort to provide efficient, flexible and customized financing solutions and processing to consumers. The financing platform was launched with the support of Cangu Management, whose primary business is automobile financing and leasing. As automobile financing is a critical and necessary step in the consumer’s decision making process, Autohome expects to provide expanded access, enhanced transparency and better options in enabling its consumers to complete the financing loop in the mid-to-long term.

Business Outlook

Autohome currently expects to generate net revenues in the range of RMB1,019 million ($157.3 million) to RMB1,060 million ($163.6 million) in the first quarter of fiscal year 2016, representing a 63.6% to 70.1% year-over-year increase.

This forecast reflects the Company’s current and preliminary view on the market and operating conditions, which are subject to change.

Conference Call Information

The Company will host an earnings conference call at 7:00 AM on Wednesday, February 17, 2016, U.S. Eastern Time (8:00 PM on Wednesday, February 17, 2016, Beijing Time).

Dial-in details for the earnings conference call are as follows:

United States: +1-855-298-3404

Hong Kong: +852-5808-3202

China Domestic: 400-120-0539

United Kingdom: 0800-015-9725

International: +1-631-514-2526

Please dial in ten minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is 6008695.

A replay of the conference call may be accessed by phone at the following numbers until February 24, 2016:

United States: +1-866-846-0868

International: +61-2-9641-7900

Passcode: 6008695

Additionally, a live and archived webcast of the conference call will be available at http://ir.autohome.com.cn.

About Autohome Inc.

Autohome Inc. (NYSE: ATHM) is the leading online destination for automobile consumers in China. Its mission is to enhance the car-buying and ownership experience for auto consumers in China. Autohome provides professionally produced and user-generated content, a comprehensive automobile library, and extensive automobile listing information to automobile consumers, covering the entire car purchase and ownership cycle. The ability to reach a large and engaged user base of automobile consumers has made Autohome a preferred platform for automakers and dealers to conduct their advertising campaigns. Further, the Company’s dealer subscription and advertising services allow dealers to market their inventory and services through Autohome’s platform, extending the reach of their physical showrooms to potentially millions of internet users in China and generating sales leads for them. The Company offers sales leads, data analysis, and marketing services to assist automakers and dealers with improving their efficiency and facilitating transactions. As a transaction-centric company, Autohome operates its “Autohome Mall,” a full-service online transaction platform, to facilitate transactions for automakers and dealers. Further, through its website and mobile applications, it also provides other value-added services, including auto financing, auto insurance, used car transactions, and aftermarket services. For further information, please visit www.autohome.com.cn.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Among other things, Autohome’s business outlook, Autohome’s strategic and operational plans and quotations from management in this announcement contain forward-looking statements. Autohome may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Autohome’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Autohome’s goals and strategies; Autohome’s future business development, results of operations and financial condition; the expected growth of the online automobile advertising market in China; Autohome’s ability to attract and retain users and advertisers and further enhance its brand recognition; Autohome’s expectations regarding demand for and market acceptance of its products and services; competition in the online automobile advertising industry; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Autohome’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Autohome does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

To supplement net income presented in accordance with U.S. GAAP, we use Adjusted Net Income, Non-GAAP basic and diluted EPS and Adjusted EBITDA as non-GAAP financial measures. We define Adjusted Net Income as net income excluding share-based compensation expenses and amortization expenses of intangible assets related to acquisitions. We define Non-GAAP basic and diluted EPS as Adjusted Net Income divided by the basic and diluted weighted average number of ordinary shares. We define Adjusted EBITDA as net income before income tax expense, depreciation expenses of property and equipment and amortization expenses of intangible assets and interest expense, excluding share-based compensation expenses. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance, in addition to net income prepared in accordance with U.S. GAAP. We believe these non-GAAP financial measures are important to help investors understand our operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess our core operating results, as they exclude certain expenses that are not expected to result in cash payments. The use of the above non-GAAP financial measures has certain limitations. Share-based compensation expenses have been and will continue to be incurred in the future and are not reflected in the presentation of the non-GAAP financial measures, but should be considered in the overall evaluation of our results. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of non-GAAP and GAAP Results” set forth at the end of this press release.

For investor and media inquiries, please contact:

Vivian Xu

Investor Relations

Autohome Inc.

Tel: +86-10-5985-7017

Email: ir@autohome.com.cn

Christian Arnell

Christensen

Tel: +86-10-5900-1548

Email: carnell@christensenir.com

AUTOHOME INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amount in thousands, except per share data)

	For three months ended December 31,			For year ended December 31,
	2014	2015		2014	2015
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)	(Unaudited)
Net revenues:

Advertising services	521,711	788,200	121,677	1,499,516	2,400,023	370,500

Dealer subscription services	217,403	293,270	45,273	633,433	1,063,952	164,246

Total net revenues	739,114	1,081,470	166,950	2,132,949	3,463,975	534,746

Cost of revenues	(122,935)	(268,948)	(41,518)	(381,498)	(669,121)	(103,294)

Gross profit	616,179	812,522	125,432	1,751,451	2,794,854	431,452

Operating expenses:
Sales and marketing expenses	(220,327)	(329,514)	(50,868)	(559,070)	(1,127,484)	(174,054)
General and administrative expenses	(42,926)	(67,220)	(10,377)	(129,751)	(193,655)	(29,895)
Product development expenses	(51,872)	(81,268)	(12,546)	(158,395)	(273,908)	(42,284)

Operating profit	301,054	334,520	51,641	904,235	1,199,807	185,219

Interest income	10,461	16,461	2,541	34,682	63,218	9,759
Earnings from equity method investment	—	617	95	—	102	16
Other income, net	1,673	8,353	1,289	2,544	13,064	2,017

Income before income taxes	313,188	359,951	55,566	941,461	1,276,191	197,011

Income tax expense	(63,631)	(70,937)	(10,951)	(192,781)	(285,542)	(44,080)

Net income	249,557	289,014	44,615	748,680	990,649	152,931

Earnings per share for ordinary share
Basic	2.29	2.56	0.40	7.01	8.83	1.36
Diluted	2.19	2.50	0.39	6.64	8.57	1.32

Weighted average shares used to compute earnings per share attributable to Class A and Class B common stockholders:

Basic	109,106,751	112,921,508	112,921,508	106,735,303	112,227,405	112,227,405
Diluted	113,815,561	115,634,721	115,634,721	112,831,585	115,646,826	115,646,826

Other comprehensive income, net of tax of nil
Foreign currency translation adjustments	(2,360)	18,975	2,929	3,946	56,821	8,772

Comprehensive income	247,197	307.989	47,544	752,626	1,047,470	161,703

AUTOHOME INC.

RECONCILIATION OF NON-GAAP AND GAAP RESULTS

(Amount in thousands, except per share data)

	For three months ended December 31,			For year ended December 31,
	2014	2015		2014	2015
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)	(Unaudited)
Net income	249,557	289,014	44,615	748,680	990,649	152,931
Plus: income tax expense	63,631	70,937	10,951	192,781	285,542	44,080
Plus: depreciation of property and equipment	9,734	14,368	2,218	35,084	51,337	7,925
Plus: amortization of intangible assets	1,477	1,139	176	6,053	5,248	810

EBITDA	324,399	375,458	57,960	982,598	1,332,776	205,746

Plus: share-based compensation expenses	18,810	32,608	5,034	56,666	107,945	16,664

Adjusted EBITDA	343,209	408,066	62,994	1,039,264	1,440,721	222,410

Net income	249,557	289,014	44,615	748,680	990,649	152,931
Plus: amortization of acquired intangible assets of Cheerbright, China Topside and Norstar	1,139	1,139	176	4,554	4,554	703
Plus: share-based compensation expenses	18,810	32,608	5,034	56,666	107,945	16,664

Adjusted Net Income	269,506	322,761	49,825	809,900	1,103,148	170,298

Non-GAAP Earnings per share for ordinary share
Basic	2.47	2.86	0.44	7.59	9.83	1.52
Diluted	2.37	2.79	0.43	7.18	9.54	1.47

Weighted average shares used to compute earnings per share attributable to Class A and Class B common stockholders:

Basic	109,106,751	112,921,508	112,921,508	106,735,303	112,227,405	112,227,405

Diluted	113,815,561	115,634,721	115,634,721	112,831,585	115,646,826	115,646,826

AUTOHOME INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amount in thousands, except as noted)

	As of December 31,	As of December 31,
	2014	2015
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	1,054,416	2,152,647	332,311
Restricted cash	—	61,091	9,431
Term deposits	1,717,775	1,955,315	301,849
Accounts receivable	736,695	1,075,456	166,022
Inventory	—	111,667	17,238
Amounts due from a related party	—	1,645	254
Prepaid expenses and other current assets	73,911	338,677	52,283
Deferred tax assets, current	57,969	45,977	7,098

Total current assets	3,640,766	5,742,475	886,486

Non-current assets:
Property and equipment, net	74,882	103,554	15,986
Goodwill and intangible assets, net	1,543,678	1,538,433	237,494
Long-term investment	—	124,102	19,158
Other non-current assets	19,189	21,512	3,321

Total non-current assets	1,637,749	1,787,601	275,959

Total assets	5,278,515	7,530,076	1,162,445

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other payables	524,534	833,473	128,667
Advance from customers	42,530	27,214	4,201
Deferred revenue	438,797	872,487	134,689
Notes payable	—	174,943	27,007
Income tax payable	74,763	224,973	34,730
Amounts due to a related party	33	23,444	3,619

Total current liabilities	1,080,657	2,156,534	332,913

Non-current liabilities:
Other liabilities	24,058	32,596	5,032
Deferred tax liabilities	508,377	489,910	75,629

Total non-current liabilities	532,435	522,506	80,661

Total liabilities	1,613,092	2,679,040	413,574

Shareholders’ equity:
Total shareholders’ equity	3,665,423	4,851,036	748,871

Total liabilities and shareholders’ equity	5,278,515	7,530,076	1,162,445